SUPPLEMENT Dated October 20, 2011
To The Current Prospectus

ING GoldenSelect Generations	**GoldenSelect DVA Series 100**
ING GoldenSelect DVA	**GoldenSelect Value**
ING GoldenSelect Access One	**Wells Fargo ING Landmark**
ING GoldenSelect Premium Plus	**Wells Fargo ING Opportunities**
featuring The Galaxy VIP Fund	

Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account B

And

ING GoldenSelect DVA Plus NY

Issued By ReliaStar Life Insurance Company of New York
Through Its Separate Account NY-B

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. ***The following information only affects you if you have contract value currently allocated to the ING Core Growth and Income Portfolio (formerly known as ING Janus Contrarian Portfolio).*** *If you have any questions, please call our Customer Contact Center at 1-800-366-0066.*

Important Information Regarding an Investment Portfolio Reorganization

The Board of Trustees of ING Investors Trust and ING Variable Funds have approved a proposal to reorganize the **ING Core Growth and Income Portfolio** ("Disappearing Portfolio"), which is currently open to new investments, with and into the **ING Growth and Income Portfolio** ("Surviving Portfolio"). The reorganization is subject to shareholder approval. If shareholder approval is obtained, the reorganization is expected to be effective after the close of business on or about December 2, 2011, resulting in a shareholder of the Disappearing Portfolio becoming a shareholder of the Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Disappearing Portfolio, and the Disappearing Portfolio will no longer be available under the contract.

Prior to the date of reorganization, you may reallocate your contract value in the Disappearing Portfolio to another investment portfolio currently available under the contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract. Contract value remaining in the Disappearing Portfolio on the date of reorganization will be placed in the Surviving Portfolio. You may provide alternative allocation instructions by calling our Customer Contact Center at the number above.

As of the date of reorganization, any references in the prospectus to the Disappearing Portfolio as being available under the contract are deleted.

ING GoldenSelect Access	**ING GoldenSelect DVA Plus**
ING GoldenSelect ESII	**ING SmartDesign Advantage**
ING GoldenSelect Landmark	**ING SmartDesign Signature**
ING GoldenSelect Premium Plus	**ING SmartDesign Variable Annuity**
ING Architect Variable Annuity	**ING Equi-Select**

Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account B and Its Separate Account EQ

And

ING Empire Traditions Variable Annuity	**ING Architect New York Variable Annuity**
ING Empire Innovations Variable Annuity	

Issued By ReliaStar Life Insurance Company of New York
Through Its Separate Account NY-B

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*This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. **The following information only affects you if you have contract value currently allocated to the ING Core Growth and Income Portfolio (formerly known as ING Janus Contrarian Portfolio).** If you have any questions, please call our Customer Contact Center at 1-800-366-0066.*

Important Information Regarding an Investment Portfolio Reorganization

The Board of Trustees of ING Investors Trust and ING Variable Funds have approved a proposal to reorganize the **ING Core Growth and Income Portfolio** ("Disappearing Portfolio"), which is currently closed to new investments, with and into the **ING Growth and Income Portfolio** ("Surviving Portfolio"). The reorganization is subject to shareholder approval. If shareholder approval is obtained, the reorganization is expected to be effective after the close of business on or about December 2, 2011, resulting in a shareholder of the Disappearing Portfolio becoming a shareholder of the Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Disappearing Portfolio, and the Disappearing Portfolio will no longer be available under the contract.

Prior to the date of reorganization, you may reallocate your contract value in the Disappearing Portfolio to another investment portfolio currently available under the contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract. Contract value remaining in the Disappearing Portfolio on the date of reorganization will be placed in the Surviving Portfolio. You may provide alternative allocation instructions by calling our Customer Contact Center at the number above.

As of the date of reorganization, any references in the prospectus to the Disappearing Portfolio as being available under the contract are deleted.

SUPPLEMENT Dated October 20, 2011
To The Current Prospectus

ING GoldenSelect Opportunities
ING GoldenSelect Legends

Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account B

*This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. **The following information only affects you if you have contract value currently allocated to the ING Core Growth and Income Portfolio (formerly known as ING Janus Contrarian Portfolio).*** If you have any questions, please call our Customer Contact Center at 1-800-366-0066.*

Important Information Regarding an Investment Portfolio Reorganization

The Board of Trustees of ING Investors Trust and ING Variable Funds have approved a proposal to reorganize the **ING Core Growth and Income Portfolio Class S2** ("Disappearing Portfolio"), which is currently closed to new investments, with and into the **ING Growth and Income Portfolio Class S** ("Surviving Portfolio"). The reorganization is subject to shareholder approval. If shareholder approval is obtained, the reorganization is expected to be effective after the close of business on or about December 2, 2011, resulting in a shareholder of the Disappearing Portfolio becoming a shareholder of the Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Disappearing Portfolio, and the Disappearing Portfolio will no longer be available under the contract.

Prior to the date of reorganization, you may reallocate your contract value in the Disappearing Portfolio to another investment portfolio currently available under the contract. This reallocation will neither count as a transfer for purposes of our Excessive Trading Policy nor be subject to a transfer charge under the contract. Contract value remaining in the Disappearing Portfolio on the date of reorganization will be placed in the Surviving Portfolio. You may provide alternative allocation instructions by calling our Customer Contact Center at the number above.

As of the date of reorganization, any references in the prospectus to the Disappearing Portfolio as being available under the contract are deleted.